

Mail Stop 7010

May 24, 2007

Mark Trimble
President and CEO
IntelliHome, Inc.
5150 Franz Rd., Suite 100
Katy, TX 77493

Re: IntelliHome, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed May 8, 2007
File No. 333-140204

Dear Mr. Trimble:

We have reviewed your filing and have the following comments.

General

1.   Please note the updating requirements of Item 310(g) of Regulation S-B and include interim financial information accordingly.

Summary, page 1

2.   We note your response to comment 5 in our letter dated February 21, 2007. Please also provide prominent disclosure in the Summary section that you have received a going concern opinion from your auditors.

Recent Financing Transactions, page 1

3.   We note your response to comment 3 in our letter dated February 21, 2007. Please disclose the conversion rate for the Series A convertible preferred stock. Also clarify that each unit consisted of 1,000 shares of common stock and 9,000 shares of preferred stock, and disclose the total number of shares of common stock and shares of Series B convertible preferred stock that were sold in August 2006 and January 2007.

Where You Can Find More Information, page 11

4.   We note your response to comment 9 in our letter dated February 21, 2007. Please remove the second paragraph in this section, which states that each statement describing

documents are qualified in all respects by reference to exhibits, as this is inconsistent with Rule 411 of Regulation C.

Management's Discussion and Analysis or Plan of Operation, page 14

5.　　In response to comment 10 in our letter dated February 21, 2007, you revised the discussion of your revenue recognition policies on pages 18 and F-9 to state installation fees and monitoring fees from the sale of security monitoring services are treated as separate units of accounting. Please clarify whether the arrangement consideration is allocated to these separate units of accounting based on their relative fair values (the relative fair value method) or you use another method. Also, we note the discussion of revenue recognition of monitoring fees. Please disclose your method of recognizing revenue for the installation fees unit of accounting within your multiple deliverable contracts for security services.

6.　　Consider revising your disclosure in MD&A and the footnotes to further distinguish between "installation fees" related to security monitoring contracts and "Installation Fees," which refers to arrangements to install integrated cabling, principally to builders. The use of a different term for one of these revenue streams or clearer segregation between your description of policies relating to security monitoring and integrated cabling may result in clearer disclosure.

Exhibits

7.　　We note your response to comment 24 in our letter dated February 21, 2007. Please refile the executed versions of exhibits 10.7 and 10.8.

Report of Independent Registered Public Accounting Firm, page F-1

8.　　Please have your auditors provide a report that covers the two fiscal years presented for your statements of operations, shareholders' deficit and statements of cash flows.

Note 1 – Summary of Significant Accounting Policies, page F-8

9.　　We note the revisions made in response to comment 12 in our letter dated February 21, 2007 and the statement on page F-9 that "chargebacks are charged against the accounts receivable." Please revise to clarify whether the chargebacks are presented as an expense or a reduction of revenue on the income statement. Also, disclose the amount of chargebacks in each period presented.

Exhibit 5.1 – Legal Opinion

10.　　Please date and refile the executed opinion.

        As appropriate, please amend your registration statement in response to these comments. You may contact Jenn Do at (202) 551-3743 or in her absence, Terence O'Brien, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Michael W. Sanders, Esq.
       20333 S.H. 249, Suite 600
       Houston, Texas 77070